SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____ )*

Blonder Tongue Laboratories, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

093698 108

(CUSIP Number)

December 14, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

✓	Rule 13d-1(c)

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 093698 108                                             13G                                                  Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Cavalry Fund I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,250,000(1)
		6	SHARED VOTING POWER (see Item 5 below) 0
		7	SOLE DISPOSITIVE POWER 1,250,000(1)
		8	SHARED DISPOSITIVE POWER (see Item 5 below) 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 093698 108                                             13G                                                  Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Cavalry Fund I Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,250,000(1)
		6	SHARED VOTING POWER (see Item 5 below) 0
		7	SOLE DISPOSITIVE POWER 1,250,000(1)
		8	SHARED DISPOSITIVE POWER (see Item 5 below) 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 093698 108                                             13G                                                  Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Thomas Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,250,000(1)
		6	SHARED VOTING POWER (see Item 5 below) 0
		7	SOLE DISPOSITIVE POWER 1,250,000(1)
		8	SHARED DISPOSITIVE POWER (see Item 5 below) 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑ (2)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%
12	TYPE OF REPORTING PERSON IN

(1)

Represents 1,250,000 shares of common stock held by Cavalry Fund I LP. Cavalry Fund I Management LLC is the general partner of Cavalry Fund I LP. Thomas Walsh is the Manager of Cavalry Fund I Management LLC. As such, Cavalry Fund I Management LLC and Mr. Walsh may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 1,250,000 shares of Common Stock. To the extent Mr. Walsh is deemed to beneficially own such shares, Mr. Walsh disclaims beneficial ownership of these securities for all other purposes.

(2)

Cavalry Fund I LP owns 625,000 shares of common stock issuable upon the exercise of warrants, which are currently not exercisable due to a beneficial ownership limitation of 4.99% of the Company’s issued and outstanding common stock.

CUSIP No. 093698 108                                             13G                                                  Page 5 of 7 Pages

Item 1(a).	Name of Issuer

Blonder Tongue Laboratories, Inc.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

One Jake Brown Road, Old Bridge, New Jersey 08857
Item 2(a).	Names of Persons Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Cavalry Fund I LP

(ii)	Cavalry Fund I Management LLC
(iii)	Thomas Walsh

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address for each Reporting Person is 61 Kinderkamack Road, Woodcliff Lake, NJ 07677.

Item 2(c).	Citizenship

Cavalry Fund I LP is a limited partnership formed under the laws of Delaware.

Cavalry Fund I Management LLC is a limited liability company formed under the laws of Delaware.

Thomas Walsh is a citizen of the United States.

Item 2(d).	Title of Class of Securities

Common Stock, $0.001 par value (“Common Stock”)
Item 2(e).	CUSIP Number

093698 108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) Broker or Dealer registered under Section 15 of the Exchange Act.

(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) Investment company registered under Section 8 of the Investment Company Act.

(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

CUSIP No. 093698 108                                             13G                                                  Page 6 of 7 Pages

(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

(a)	The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

(b)	The percentage set forth on Row (11) of the cover page for the Reporting Person is based on 11,553,751 shares of Common Stock outstanding as of December 14, 2020.

(c)

Cavalry Fund I Management LLC is the general partner of the Reporting Person, and Thomas Walsh is the Manager of Cavalry Fund I Management LLC. As such, Cavalry Fund I Management LLC and Mr. Walsh may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 1,250,000 shares of Common Stock. To the extent Mr. Walsh is deemed to beneficially own such shares, Mr. Walsh disclaims beneficial ownership of these securities for all other purposes.

(d)

The Reporting Person is a beneficial owner of 1,250,000 shares of Common Stock. In addition, the Reporting Person owns 625,000 shares of Common Stock issuable upon the exercise of warrants, which are not exercisable due to a beneficial ownership limitation of 4.99% of the Issuer’s issued and outstanding shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 093698 108                                             13G                                                  Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Cavalry Fund I LP
Date: December 23, 2020	By: Cavalry Fund I Management LLC, its General Partner

	By:	/s/ Thomas Walsh
Name: Thomas Walsh
Title: Manager

Cavalry Fund I Management LLC

Date: December 23, 2020	By:	/s/ Thomas Walsh
Name: Thomas Walsh
Title: Manager

Date: December 23, 2020	By:	/s/ Thomas Walsh
Thomas Walsh